Techprecision Corporation
Bella Drive
Westminster, MA 01473

June 13, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  John Reynolds, Esq. Assistant Director

Re:	Techprecision Corporation.
Form 10-KSB for March 31, 2006
File No. 0-51378

Ladies and Gentlemen:

Techprecision Corporation (the “Company”), is filing a Form 10-KSB/A for the year ended March 31, 2006 in response to the questions raised by the staff of the Commission in its letter of comments dated January 19, 2007 relating to the Company’s registration statement of Form SB-2, File No. 333-133509. The paragraph numbers in this letter are the same as in the letter of comments. Since many of the comments relate to the SB-2, rather than the Form 10-KSB, the Company’s response to comments states which comments do not relate to the Form 10-KSB.

General

1.	We reissue prior comment one from our letter dated May 25, 2006. There are 10,009,000 shares of common stock of the registrant currently outstanding, and 7,600,000 shares or 75.9% of which are being offered in this registration statement for resale. Generally, we view resale transactions of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act, for these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders are underwriters.

This comment does not relate to the Form 10-KSB.

2.
We note that Section 2.2 of the Registration Rights Agreement states that if the maximum number of shares issuable to the investor are not covered by the registration statement, the company will be required to promptly file a separate registration statement (utilizing Rule 462 if applicable) to register the additional shares. Please clarify your plans to comply with this provision. In addition, please explain any plans to utilize Rule 462. We will have further comment.

This comment does not relate to the Form 10-KSB.

Securities and Exchange Commission
June 13, 2007

3.
In addition, please explain why your response letter dated December 12, 2006 states that 14,820,000 shares are being sold pursuant to this registration statement while the disclosure in the prospectus states 7,600,000 shares are being registered, and that the number of shares of common stock issuable upon conversion of the series A preferred stock has been reduces to 3,600,000 shares while the registration statement states 3,000,000 shares. Please reconcile inconsistencies.

This comment does not relate to the Form 10-KSB.

4.	We reissue prior comment number two from our letter dated October 11, 2006. Please file on EDGAR a marked copy with each amendment.

The Company has filed a marked copy of the Form 10-KSB/A on Edgar, with the markings prepared by filing service.

Inside Front and Outside Back Cover Page

5.	We reissue prior comment five from our letter dated October 11, 2006. Please include the dealer prospectus deliver obligation as required by Item 502(b) of Regulation S-B.

This comment does not relate to the Form 10-KSB.

Prospectus Summary, page 3

6.	Name the control person(s) of Capital Markets Advisory Group LLC.

The Company has included language in the introductory section of Item 1 identifying the control person for Capital Markets as Steven Hicks.

7.
When discussing the use of proceeds, clarify the cashless exercise rights and how this would impact the funds available to the company. In addition, clarify that there is no guarantee the company will receive any funds, as there is no guarantee the warrants will be exercised.

This comment does not relate to the Form 10-KSB.

Risk Factors, page 13

8.	Please revise risk factor six to discuss in greater detail the potential risk to your business as a result of the bankruptcy of your predecessor.

The Company has eliminated the risk relating to the bankruptcy of its predecessor. As of the date of the filing of the Form 10-KSB/A, the Company has reported significant improvements from the comparable periods of the prior fiscal year and both revenue and net income are trending upwards. Further, the Company has been successful in generating business from new companies that had no relationship with the predecessor and has expanded its business with a number of customers that had been customers of the predecessor. The Company believes that its future business and the attendant risks are those that relate to its own business and not to problems that affected its predecessor in the past.

Securities and Exchange Commission
June 13, 2007

9.	We note the removal of risk factor six, discussing the competitive bidding process. Please add back the risk factor.

This risk factor was included in the Form 10-KSB as originally filed and it has been retained in the Form 10-KSB/A.

10.
We reissue prior comment 12 from our letter dated October 11, 2006. Add a separate risk factor discussing past delays or postponements to contracts and the potential risk of such delays, postponements or cancellations in the figure.

The Company has added a risk factor discussing past delays and postponements and changes to the specifications.

11.
We note the removal of risk factor ten relating to the risk associated with a potential default of an affiliate under a mortgage relating to the property leased by the company. Please add back the risk factor or explain why such disclosure is not material.

The risk factor relating to the potential default was included in the prior filings of the SB-2 because the mortgage was then a short-term mortgage, with a maturity date approximately six months after the borrowing, if there were a default in the mortgage the Company’s rent would increase, and, under FIN 46, any expenses incurred by the affiliated would be treated as our expenses. This short-term mortgage has been refinanced to a more customary long-term mortgage and as long as the Company performs its obligations under the lease, it will be entitled to remain in possession. As a result, the Company does not believe that the potential default by the affiliate is a risk.

12.
We note the removal of risk factor 11 relating to continued growth through acquisitions. because the company’s plan for the near term is to grow through internal growth. Please explain the continued inclusion of risk factor 12 (now risk factor 10), which also relates to acquisitions.

Since the Company does not believe that its continued growth is dependent upon acquisitions, the Company does not believe that the failure to make an acquisition would materially affect its business. The Company believes that it can continue to grow internally. However, since it is possible that the Company may make an acquisition, the risks attendant with making an acquisition remain a risk. Accordingly, we have included this risk factor.

13.
We note your response to prior comment 15 from our letter dated October 11, 2006. However, please revise the subheading and, again, revise the second sentence of the risk factor in order to clarify that you have already failed to meet a deadline and are already required to issue 2,540 shares of series A preferred stock for each day that you fail to meet the scheduled registration date or keep the registration effective up to a maximum of 1,400,000 shares. Also, provide more detailed liquidated damages information in the selling shareholders and MD&A sections. In addition, clarify elsewhere how the reduction in the liquidated damages was determined. Clarify whether registration was requested for the entire amount, which would appear to result in the full amount of liquidated damages, rather than only a portion of the liquidated damages.

This comment does not relate to the Form 10-KSB.

Securities and Exchange Commission
June 13, 2007

Selling Stockholders, page 16

14.	Mr. Schloth and CFO Managed Fund are not included in the list of broker-dealers or affiliates of broker-dealers. Please revise.

This comment does not relate to the Form 10-KSB.

Management’s Discussion and Analysis, page 23
Overview, page 23

15.
On the bottom of page 23 you state your gross margin increased from 10.5% to 16.1% during the six months ended September 30, 2006. Based on the amounts reported in the statement of operations it appears the gross margin percentages as of September 30, 2005 and 2006 were 13.9% and 21%, respectively. Please revise or advise.

This comment does not relate to the Form 10-KSB.

16.	Explain the statement that “Ranor and its predecessor had traditionally performed services on relatively low margins since the customer demanded more services without an increase in cost.”

The language has been changed to reflect the fact that, during the time prior to Standard’s bankruptcy, largely because of problems affecting Standard at the management level, in order for the predecessor to generate business it has to agree to perform additional services without charge. These factors no longer affect the Company’s business.

17.	State the appraised value of the real estate; clarify when the appraisal was obtained, and state who provided the appraisal. Also, explain the nature of the limited guarantee provided by Mr. Levy.

The appraisal, made by Avery Associates, was obtained in the fall on 2005 and is based on an appraisal of the fair market value at October 31, 2005. The amount of the appraised value is described in the MD&A under “Reverse Acquistion.” Since Mr. Levy’s outstanding limited guarantee was not in effect at March 31, 2006, it is not described in the 10-KSB/A. For the information of the staff, pursuant to the limited guaranty, Mr. Levy guarantees the lender the payment of any loss resulting from WM Realty’s fraud or misrepresentation in connection with the loan documents, misapplication of rent and insurance proceeds, failure to pay taxes and other defaults resulting from his or WM Realty’s misconduct. This disclosure will be included in the Form 10-KSB for the year ended March 31, 2007.

Securities and Exchange Commission
June 13, 2007

18.	We reissue prior comment 29 from our letter dated October 11, 2006. Discuss the change in selling, administrative and other expenses for the years ended March 31, 2006 and 2005.

The discussion under the fiscal years ended March 31, 2006 and 2005 has been expanded to include more a detailed discussion about the factors that affected the changes in selling, administrative and other expenses for those years.

Business, page 36

19.
We reissue prior comment 34 from our letter dated October 11, 2006. Provide a more detailed discussion of your business, including the metal fabrication and machining operations. Also, provide a more detailed discussion of the engineering, research, and development services that you periodically provide. Discuss the bid process through which you obtain most of your business.

The introductory paragraphs under “Business” have been revised to discuss in greater detail the nature of the metal fabrication and machining operations and well as the nature of the engineering services which the Company provides. The Company believes that engineering services is a more accurate description of the services rendered by the Company than research and development since the services relate to a specific project and are a part of the budget and charges for, and cost of, the project.

20.
We partially reissue prior comment 35 from our letter dated October 11, 2006. Add clear disclosure when discussing your source of supply whether any of the suppliers is a material supplier. Regardless of the lack of long-term contacts a supplier may be considered a material supplier. If you feel these are not material suppliers, provide a detailed analysis as to why you believe these are not material suppliers. We may have further comment.

The Company does not believe that it is dependent upon any supplier for the following reasons:

•	The Company has no agreements with any suppliers.

•	The Company believes that alternative suppliers are available and, in placing orders, generally obtains proposals from more than one supplier.

•	The customer often provides the raw materials.

•	The suppliers change from quarter to quarter, based on the requirements of the Company’s customers.

•
There is no supplier which, if the supplier did not provide material to the Company, would materially adversely affect its ability to continue its business and perform its obligations under its contracts.

The Company does have any supplier that accounted for 10% or more of its purchases during the year ended March 31, 2006.

Securities and Exchange Commission
June 13, 2007

21.
We reissue prior comment 40 from our letter dated October 11, 2006. Name your material customers, i.e. those that accounted for 10% or more of revenues for the last fiscal year or the interim period. Disclose the material terms of these contacts and as exhibits. Disclose the amount and percent of revenues for each period attributable to each material customer. In addition, as requested in prior comment 36 from our letter dated October 11, 2006, please disclose the material terms of all material contracts and file as exhibits. Contracts with material customers would appear to be material contracts.

The names of the two customers that accounted for 10% or more of the Company’s revenues for the year ended March 31, 2006 together with the revenue from those customers has been included under “Principal Customers.” These customers place numerous purchase orders for services. Since the contracts relating to services in fiscal 2006 have been complete and these customers are no longer principal customers, the Company does not believe that the contracts are material and need to be filed as exhibits.

22.
Please explain in greater detail the nature of the environmental issue discovered on-site. Explain the stained soils in the chip bin area. Clarify whether all of the remedial action has been taken or whether additional remediation is required. Lastly, state any remediation costs in the interim financial period.

The disclosure under “Environmental Compliance” has been expanded to include more detailed information concerning the nature of the remedial work that was performed and the costs incurred. The Company believes that it is in compliance with all applicable federal and state environmental laws and regulations and that it has implemented a program internally which it believes will enable it to remain in compliance with all applicable environmental requirements.

23.	Disclose the time period during which you can bring a claim against the escrow reserve.

For the information of the staff, in February 2007, the Company entered into a settlement agreement with the former Ranor stockholders pursuant to which the Company received $500,000 from the escrow fund in settlement for claims that it made for breach of representations and warranties, relating to environmental matters, and the balance of the escrow, together with accrued interest, was paid to Green Mountain Partners and Phoenix Life Insurance Company in respect of their preferred stock interest. Since this event occurred in fiscal 2007, it is not reflected under “Environmental Compliance” in the Form 10-KSB/A for fiscal 2006. Disclosure of the settlement has been made in filings with the Commission and will be reflected in the Form 10-KSB/A for the year ended March 31, 2007.

24.	Please file the refinanced WM Realty mortgage and disclose the material terms.

These documents will be filed with the Form 10-KSB for the year ended March 31, 2007 since they do not relate to fiscal 2006.

25.	We reissue prior comment 42 from our letter dated October 11, 2006, Please discuss in greater detail the governmental regulation that applies to your business.

Securities and Exchange Commission
June 13, 2007

The Company believes that the description of government regulations under “Environmental Compliance” and “Government Regulations” reflects the material government regulations that affect its business. Because the Company is not a prime contractor, it is not subject to the Defense Department Procurement Regulations. However, since the prime contractors are subject to those and related regulations, we have included disclosure to the effect that we may be affected if the prime contractor is affected by provisions such as termination for convenience and inspection.

26.
We reissue prior comment 43 from our letter dated October 11, 2006. Estimate the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101 (b)(10) of Regulation S-B. We note the disclosure in the summary that you provide research and development services which are then charged to customers.

The Company does not believe that the services which it performs come within the meaning of research and development. Rather, as disclosed in the introductory paragraph under Business, the Company performs its services pursuant to “build to print” contracts. The customers provide the Company with design drawings, tolerances and specifications for the projects. The Company may perform a constructability review of the customer’s design drawings before it commences manufacturing operations to determine whether the customer’s drawings can be constructed or machined. Periodically, a customer’s drawings can not be turned into a desired product. In these cases, the Company will work with the customer to help produce the necessary drawings that will allow a product to be constructed as the customer had originally envisioned. These engineering services are included in the contract and are billed to and paid for by the customer. The Company does not believe that these services constitute research and development.

Financial Statements
Statement of Cash Flows, page 6

27.
We have read your supplemental response to our prior comment 59 citing footnote 1 to item 7 of SFAS 95. This footnote states the funds must be available for withdraw “at any time without prior notice.” Since you must go through a claim procedure to withdraw your funds whereby your request can be disputed and ultimately rejected, it does not appear you can withdraw funds at any time without prior notice. Please revise to exclude restricted cash from the cash and cash equivalents total in the statement of cash flows.

The statements of cash flows have been revised to exclude restricted cash from the cash and cash equivalents.

Notes to the annual financial statements, page F-8

28.
With respect to our previously issued comments, it appears you have made certain revisions to the notes to the interim financial statements and non-financial statement portion of the document. However, the notes to the annual financial statements have not been amended. Please revise the notes to the annual financial statements to address our previous comments 56, 57, 63 and any other items noted below.

Securities and Exchange Commission
June 13, 2007

The notes to the consolidated financial statements for the year ended March 31, 2006 have been amended in response to the comments of the staff. In particular:

•	The statements of operation disclose on its face major components of general and administrative expenses, with appropriate footnote disclosure.

•	Note 2 has been revised to correct a typographical error in the number of shares issued. The correct number is 7,997,000 shares.

•
In Note 4 has been revised to include language that the advance billing and deposits includes down payments for acquisition of materials and progress payments on contracts. The Company’s agreements with its customers allow the Company to offset the progress payments against the costs incurred.

Note 1 - Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

29.
We note your response to our prior comment 60 stating it is already disclosed that “the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable seller’s price, delivery of the product and reasonable collection prospects.” However, your current disclosure does not articulate these points. Please revise to provide transparent disclosure addressing the four criteria outlined in SAB Topic 13.

The footnote disclosure under “Revenue Recognition and Costs Incurred” has been revised to state that the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable sellers’ price, delivery of the product and reasonable collection prospects.

30.
We have read your response to our prior comment 61 which addressed revenue recognition with respect to component installations. Since your response to this comment addressed engineering services as opposed to component installations, please explain to us if you consider component installations to be a part of the overall engineering services you provide. On page 26 of MD&A. you state you derive revenues from the fabrication of components, the precise machining of the components including engineering services, and the installation of such components. It thus appears to us there are three different, revenue streams. Please tell us if revenues from component installations are significant and if so, revise your revenue recognition policy to address this revenue stream and also revise to separately state these revenues on the statement of operations.

The Company has only one stream of revenue. The fabrication, engineering services and installation are three aspects of the work we perform and not different revenue streams. Although certain contracts may require only engineering services, these contracts, in the aggregate, are not material in relation to sales.

Securities and Exchange Commission
June 13, 2007

Note 9 - Restricted Cash - Indemnification Obligations from Escrow, page F-17

31.
We note your response to our prior comment 65. However, you have not addressed our request for an explanation as to how you have addressed the guidance in SAB Topic 5Y and SOP 96-1. Please review the guidance included therein and revise your footnotes to include the required disclosures.

In Note 17 to the financial statements for the year ended March 31, 2006, the paragraph under Environmental Preservation - Subsequent Event, is deleted and the following paragraph is added to the note:

“In the quarter ended June 30, 2006, the Company hired an engineer and constructed an appropriate shed to store scrap materials and protect the surrounding soil from any potential seepage. The Company planned to make a claim for construction costs under the escrow agreement, based on a breach of the former shareholders’ (sellers’) representations and warranties relating to environmental compliance. The construction work was completed at a cost of $81,400. On March 31, 2006, the Company charged the $81,400 remediation-construction obligation to the amount due to sellers and included it in accrued expenses. In February 2007, pursuant to an agreement with the sellers, the Company received $500,000 from the funds established under the escrow agreement. The construction cost of $81,400 was reimbursed from these funds.

“The cost of environmental compliance was $86,975 for the year ended March 31, 2006. The cost of the chip bin construction was approximately $110,000. The Company believes that it is currently in compliance with applicable environmental regulations and that its current ongoing obligations at its present facilities will not be material.”

This disclosure meets the requirements of Topic 5.Y and SOP 95-1. It discloses the nature, cost and timing of remediation. The remediation entailed the construction of a shed to store scrap materials, soil remediation along with the development of hazardous spill containment plans and storm water run-off plans. The construction was completed at the estimated cost and the cost was paid from the funds left in escrow by the former shareholders. It is to be noted that there were no unasserted claims to require any accrual or might affect the magnitude of the contingency or uncertainties with respect to joint and several liability that may affect the magnitude of the contingency. The above note discloses the nature and the responsible parties and that the contingent expense of $81,400 was recovered through an indemnification arrangement and there is no uncertainty regarding the legal sufficiency of escrow funds. The time frame for the payout of the amounts is stated. It is disclosed that there is only one component to the liability and the amount of liability was exactly determined. Since the remediation was accomplished and paid for there was no need to consider discounting future costs, future site restoration costs, post-closure costs, and monitoring commitments, or other exit costs that may occur on the sale, disposal, or abandonment of a property.

Note 14- Capital Stock, page F-20

32.
We note your response to our prior comment 69 including your accounting analysis with respect to EITF 00-19. We did not note any discussion of EITF 05-4 as previously requested. With respect to your reference to section 5(e) of the warrant agreement, please note that as of March 31, 2006, and June 30, 2006, the warrant holder was still permitted to make a cashless exercise since the original issuance date of the warrants was February 24, 2006. As such, the instrument appears to meet the definition of a derivative in paragraph 6 of SFAS 133. Also, you state under the provision of section 5(e), the warrant holders will be given unregistered shares. Since the registration rights agreement requires the company to settle in registered shares, it does not appear the company would be permitted to issue unregistered shares. We reiterate our request for you to explain your accounting treatment with respect to EITF 05-4.

Securities and Exchange Commission
June 13, 2007

The terms of the warrants themselves do not require the issuance of registered shares. The registration rights agreement does not require that the warrants be settled in registered shares. Rather, the registration rights agreement requires the Company to register the shares, and, failing such registration, to pay liquidated damages. Liquidated damages under the registration rights agreement are payable in shares of series A preferred stock, and not in cash, and there is a ceiling on the number of shares of series A preferred stock can be issued. In fact, the warrants, which provide that there are cashless exercise rights, expressly contemplate the possibility that the warrants may be settled in unregistered shares. Section 5(e) of the warrant reads as follows: “The holder of this Warrant may not make a Cashless Exercise (i) during the six (6) months following the Original Issue Date and (ii) thereafter if the sale by the Holder of the Warrant Shares is covered by an effective registration statement.” EITF 05-4 applies only if there is a registration right penalty attached to the warrants. No liquidated damages right is attached to the warrants. Since the cashless exercise right only applies after August 24, 2007 if the Warrant Shares are not covered by a registration statement, the only consequence, under the terms of the warrant, for failing to register the Warrant Shares is that the holder has cashless exercise rights.

Part II
Recent Sale of Unregistered Securities

33.	Please disclose the amount of the consideration you received from Capital Markets for its 1,000,000 shares in February 2005.

This comment does not relate to the Form 10-KSB.

34.	Discuss the sophistication of the investors in each transaction.

This comment does not relate to the Form 10-KSB.

35.	Please describe the availability and access of information which you provide to the purchasers in each issuance which you have disclosed.

This comment does not relate to the Form 10-KSB.

36.	You have stated you are relying on Regulation D. Please state which exemption under Regulation D upon which you relied and the facts supporting the exemptions.

This comment does not relate to the Form 10-KSB.

Securities and Exchange Commission
June 13, 2007

37.	Revise the legality opinion to clarify the securities being registered and upon which counsel opines.

This comment does not relate to the Form 10-KSB.

38.
Please revise the legality opinion to clarify that counsel is opining upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

This comment does not relate to the Form 10-KSB.

Form 10-QSB for the quarter ended September 30, 2006

39.	Revise the Form 10-QSB to conform to the applicable changes to the Form SB-2.

The Company is filing Form 10-QSB/A for the quarters ended June 30, September 30 and December 31, 2006 at or about the time of the filing of this Form 10-KSB.

Form 10-KSB as of March 31, 2006 and Form 10-QSB as of June 30, 2006

40.
Revise the Forms 10-KSB and 10-QSB to conform to the applicable changes to the Form SB-2. Also, under the heading “Liquidity and Capital Resources” on page 19 of the Form 10-KSB, you state your cash position as of June 30, 2006, was $1,092,719. However, the balance sheet for such period reports a cash balance of $679,845. Please revise to provide consistent information in all documents.

The Form 10-KSB for March 31, 2006 and Form 10-QSB for June 30, 2006 have been amended to respond to the comments of the staff.

Very truly yours,

/s/ James G. Reindl
James G. Reindl, CEO